EXHIBIT 3.1
                                                            AMENDMENT TO BYLAWS


                                    AMENDMENT

                                  TO BYLAWS OF

                   INTERCHANGE FINANCIAL SERVICES CORPORATION

                             ADOPTED APRIL 28, 2005

By resolutions adopted by the Board of Directors of Interchange Financial Services Corporation (the "Corporation"), on April 28, 2005, the Board of Directors authorized the following amendment to the Corporation's Bylaws:

Section 10 of ARTICLE II is deleted in it its entirety and replaced by the following:

Section 10 - Director Qualifications

          A person is not qualified to serve as a director if he or she (a) is under indictment for, or has ever been convicted of, a criminal offense involving dishonesty or breach of trust and the penalty for such offense could be imprisonment for more than one year; (b) is a person against whom a federal or state bank regulatory agency has issued a cease and desist order for conduct involving dishonesty or breach of trust and that order is final and not subject to appeal; (c) has been found either by any federal or state regulatory agency whose decision is final and not subject to appeal or by a court to have (i) breached a fiduciary duty involving personal profit or (ii) committed a willful violation of any law, rule or regulation governing banking, securities, commodities or insurance, or any final cease and desist order issued by a banking, securities, commodities or insurance regulatory agency; (d) has been nominated by a person who would be disqualified from serving as a director of this Corporation under subsection (a), (b) or (c); or (e) is a party (either directly or through an affiliate) to litigation or an administrative proceeding adverse to the Corporation or its bank subsidiary, except (i) derivative litigation brought in the name of the Corporation or its bank subsidiary by the director in his or her capacity as a shareholder of the Corporation or (ii) litigation arising out of a proxy fight concerning the election of directors of the Corporation or its bank subsidiary or otherwise involving control of the Corporation or its bank subsidiary. Each director of the Corporation is obligated to inform the Corporation immediately of any occurrence which comes within subsections (a), (b), (c), (d) or (e) of the prior sentence. A director of the Corporation who becomes unqualified to serve as a director pursuant to this Section shall forthwith cease to serve as a director of the Corporation without the necessity of action by the Board to remove or suspend the director. In case of a director who becomes unqualified under subsection (e) of the first sentence of this Section, the director may be considered for re-election to the Board after the conclusion of the litigation or administrative proceeding. The Corporation shall confirm in writing to any director who becomes unqualified to serve as a director of the Corporation, as set forth in this Section, that the director has become unqualified and shall forthwith cease to serve as a director of the Corporation. In addition, notice of said disqualification and cessation of service shall be given to the directors as well as to the Regional Office of the Board of Governors of the Federal Reserve System, and as appropriate, to the Commission of Banking and Insurance of the State of New Jersey.

Except as hereby specifically amended, the Bylaws of the Corporation shall be and remain in full force and effect.

The foregoing is certified as an amendment to the Bylaws of the Corporation, adopted by a majority of the Board of Directors effective as of April 28, 2005.


/s/ Nicholas R. Marcalus
-------------------------------
Nicholas R. Marcalus, Secretary
April 28, 2005